EXHIBIT 21-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT AT DECEMBER 31, 2007

Jurisdiction in
Name	which organized

Navigators Insurance Company	New York
Navigators Specialty Insurance Company	New York
Navigators Management Company, Inc.	New York
Navigators Special Risk, Inc.	Texas
Navigators California Insurance Services, Inc.	California
Navigators Management (UK) Ltd.	United Kingdom
Navigators Corporate Underwriters Ltd.	United Kingdom
Navigators Holdings (UK) Ltd.	United Kingdom
Navigators Underwriting Agency Ltd.	United Kingdom
Millennium Underwriting Ltd.	United Kingdom
Navigators Underwriting Limited	United Kingdom
Navigators NV	Belgium

Note: Navigators Insurance Services of Texas, Inc. and Navigators Insurance Services of Washington, Inc., wholly-owned subsidiaries of the Company, were merged into Navigators Management Company, Inc. at December 31, 2007.